Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

27 April 2022

Ms. Alexandra Barone
Ms. Jan Woo
United States Securities
 And Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3561
Washington, D.C. 20549

Re:        GZ6G Technologies Corp.
Amendment No.32 to Registration Statement on Form S-1
Filed April 6, 2022
File No. 333-262329

Dear Ms. Abramson:

We are in receipt of your correspondence dated April 20, 2022, and on behalf of Mr. Cole Smith, Chief Executive Officer of GZ6G Technologies Corp., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for GZ6G Technologies Corp.
Amendment No. 3 to Registration Statement on Form S-1
Cover Page
1. We note your response to prior comment 1; however, your disclosure on page 3 is still inconsistent with the disclosure in your use of proceeds section.  While you disclose in the use of proceeds section that you will not receive any proceeds from the sale of the shares of common stock by selling stockholders, you disclose on page 3 that you “will retain the proceeds from the sale of any of the offered shares which are sold.” Please revise.
Response:  This has been revised to remove reference to use of proceeds from the sale of any of the offered shares which are sold..
Exhibits
2. The legality opinion filed as Exhibit 5.1 states that the Warrants “will be validly issued, fully paid, and nonassessable.”  Please file a revised legality opinion that opines on whether the Warrants are a binding obligation of the company under the law of the jurisdiction governing the warrant agreement.  For guidance, please refer to Section II.B1.f. of Staff Legal Bulletin 19.  Please note that the opinion should also opine on the shares underlying the warrants to the extent that you include them in the registration statement.
Response:  I have revised my legal opinion to include the validity of the shares underlying the Warrants and that my opinion is based on the laws of the State of Nevada.

Ms. Alexandra Barone
Ms. Jan Woo
United States Securities
 And Exchange Commission
Re:  GZ6G Technologies Corp.; File No. 333-262329
27 April 2022

General
3. We note our response to prior comment 2. However, the warrant agreements with Mast Hill, Talos Victory, and J.H. Darbie do not appear to delay the exercisability of the warrants that they cover, and there is no indication in the rest of your disclosure that the warrants are not immediately exercisable.  Accordingly, the common stock underlying the warrants must be registered at this time.  Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04.  Please update your registration statement accordingly.
Response:  We have revised the registration Statement to show that the Warrants that are exercisable pursuant to the Equity Purchase Agreement entered into with Mast Hill Fund, L.P., the Warrants that are exercisable pursuant to the Promissory Note entered into with Talos Victory Fund, LLC, and the Warrants that exercisable pursuant to the Finder’s Agreement entered into with J.H. Darbie & Company are immediately exercisable.  Additionally, we are registering the shares underlying the Equity Purchase Agreement, and the Promissory Note.  The Warrants that are exercisable by Darbie are pursuant to the Finder’s Agreement and no other shares were, or are to be, issued to Darbie.
Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Coleman Smith at (949) 872-1965.

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

/
cc: Mr. Cole Smith
      Chief Executive Officer
      GZ6G Technologies Corp.